UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

PEARSON plc

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand

London, England WC2R 0RL

 44-20-7010-2000

(Address of principal executive office)

 Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

8 December 2017

Pearson appoints Michael Lynton - chairman of Snapchat and former chairman and CEO of Sony Entertainment to board of directors

Pearson today announces the appointment of Michael Lynton as an independent non-executive director, effective from February 1st 2018.

Michael was formerly chairman and CEO of Sony Entertainment, a role he held from 2012 to 2017. Prior to this he served as chairman and CEO of Sony Pictures Entertainment from 2002 to 2012. He is currently chairman of Snapchat (NYSE: SNAP) having joined the company in 2017. He is also a non-executive director on the board of Ares Management, and was formerly a non-executive director at Samsonite and Modern Times Group.

In a career spanning over 35 years, Michael has held senior leadership roles at Penguin Group, The Walt Disney Company and Time Warner.

Pearson chairman Sidney Taurel said: "Pearson is going to be the winner in digital education.  That requires great people as well as great products. The Pearson Board and leadership already has strong digital talent and expertise, and Michael's appointment augments that perfectly.  His experience and perspective will further strengthen Pearson and drive our transformation to be a more focused, simpler digital learning company."

Michael Lynton said: "Education is the next frontier in the digital revolution and Pearson is uniquely well placed to lead the way.  I'm impressed by the major investment in the products of the future and the creation of a single, global learning platform.  Most importantly, Pearson has strong leadership and a clear vision - I'm excited to be joining the team."

There is no further information to be declared in accordance with LR 9.6.13.

Michael has an MBA from Harvard Business School and read history & literature at Harvard University.

***ENDS***

Notes to editors

Details of the full Pearson board of directors can be found at: https://www.pearson.com/about-us/board-of-directors.html.

About Pearson
Pearson is the world's learning company, with expertise in educational courseware and assessment, and a range of teaching and learning services powered by technology. Our mission is to help people make progress through access to better learning. We believe that learning opens up opportunities, creating fulfilling careers and better lives.

For more visit www.pearson.com and follow us on twitter @Pearson.

Press contacts
thomas.engel@pearson.com / tom.steiner@pearson.com
020 7010 2700

SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 08 December 2017
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary